EXHIBIT 99.1

News Release

For Immediate Release	Date: December 2, 2024
24-39-TR

Teck Releases First Integrated Report on Climate Change and Nature

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) has released its 2024 Climate Change and Nature Report, which for the first time combines the recommendations of the Taskforce on Nature-related Financial Disclosures (TNFD) with the recommendations of the Taskforce on Climate-related Financial Disclosures (TCFD) to deliver an integrated report covering both climate and nature-related aspects of our business.

“This report details how we are incorporating nature and climate considerations into our strategy as we work to build Teck into one of the world’s leading providers of responsibly produced energy transition metals,” said Jonathan Price, President and CEO. “Teck has prioritized sustainability for decades, because it is the right thing to do and because it strengthens the resilience of our business and helps drive economic growth and value for our shareholders and all stakeholders.”

For the full report, please click here.

About Teck

Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com

Media Contact:

Dale Steeves

Director, External Communications

236.987.7405

dale.steeves@teck.com